Certificate of Qualified Person

La Arena Project, Peru, Technical Report, December 31st 2014, Rio Alto Mining Limited

1. I, Greg Lane am Chief Technical Officer, with Ausenco Ltd, 144 Montague Road, South Brisbane, Queensland, Australia.

2. I am a Fellow of Australasian Institute of Mining and Metallurgy (AusIMM). I graduated from the University of Tasmania, Australia, with a M. Sc. in1986.

3. I have worked as a process engineer in the minerals industry for over 28 years. I have been directly involved in the mining, exploration and evaluation of mineral properties internationally for precious and base metals.

4. I visited the property in December 2014.

5. I am responsible for Sections 13 and 17.2 of this report.

7. I am independent of Rio Alto Mining Limited as independence is described by Section 1.5 of NI 43-101. I have not received, nor do I expect to receive, any interest, directly or indirectly, in Rio Alto Mining Limited.

8. I hereby consent to the use of my name in the preparation of documents for a prospectus, annual information filing, initial public offering, brokered or non-brokered financing(s), for the submission to any Provincial or Federal regulatory authority.

9. I have read National Instrument 43-101 and Form 43-101F1 and, by reason of education and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101. This technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10. At the effective date, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 27th day of February 2015 at Brisbane, Australia.

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Greg Lane
Chief Technical Officer
Ausenco